August 16, 2005

Room 4561

Noriaki Yamaguchi
Representative Director and
  Chief Financial Officer
Konami Corporation
4-1, Marunouchi 2-chome, Chiyoda-ku
Tokyo 100-6330
Japan

        RE: Konami Corporation
                   Form 20-F for Fiscal Year Ended March 31, 2005
                   File No. 001-31452

Dear Mr. Yamaguchi:

We have reviewed the above referenced filing and have the following comments. We have limited our review to the issues we have addressed in our comment. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We note your disclosure on page F-14 of your financial statements that prices are negotiated at the outset of an arrangement and that prices are therefore considered to be fixed or determinable at the start of the arrangement. Tell us whether you offer return rights, price protection or allow for price concessions to retailers or other customers. In addition tell us whether retailers are allowed any concessions or returns if you develop upgrades to current versions of game software for home video game systems or if prior versions become obsolete. In your response address how concessions to retailers, if any, impact your revenue recognition for sales of game software. Refer to paragraph 30 of SOP 97-2.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information under the Exchange Act and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202)-551-3459 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief